United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 15, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

THIS ANNOUNCEMENT DOES NOT CONSTITUTE A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT AND NEITHER THIS ANNOUNCEMENT NOR ANYTHING HEREIN FORMS THE BASIS FOR ANY OFFER TO PURCHASE OR SUBSCRIBE FOR ANY SHARES OR OTHER SECURITIES IN THE COMPANY NOR SHALL IT FORM THE BASIS FOR ANY CONTRACT OR COMMITMENT WHATSOEVER.

15 November 2024

Coca-Cola Europacific Partners plc

Transfer to the Equity Shares (Commercial Companies) category

Further to the announcement on 18 October 2024, Coca-Cola Europacific Partners plc ("CCEP" or the "Company") is pleased to announce the approval by the Financial Conduct Authority (the “FCA”) of the transfer of the listing category of its ordinary shares from the Equity Shares (Transition) category to the Equity Shares (Commercial Companies) category of the Official List of the FCA (the “Transfer”) which became effective at 8:00 a.m. (GMT) today.

Following the transfer and subject to other conditions being met, including a sufficient volume of its trading in the ordinary shares migrating to UK equity trading venues1, the Company should, subject to FTSE approval, be eligible in due course for admission to the FTSE UK Index Series.

The FTSE UK Index Series Guide to Calculation Method for the Median Liquidity Test (“the Liquidity Test”) requires that as a pre-requisite to future FTSE indexation eligibility, a minimum of 0.025% of the Company’s traded free float to be traded on UK equity trading venues1 against the sterling quote over certain periods. This is calculated on a median monthly basis and is currently equivalent to c.51k (or c. £3.1m) ordinary shares per day. Subject to the outcome of the Liquidity Test being satisfactory, in each month from November 2024 up to and including February 2025, the earliest it could be satisfied is ahead of FTSE Russell’s quarterly rebalancing review in March 2025. There can be no certainty that the Liquidity Test will be met.
About CCEP

CCEP is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn @CCEP. For a copy of CCEP’s latest factsheet: https://ir.cocacolaep.com/static-files/572c7fa4-eff9-4317-becb-1433f83f3503

1 Section 2.1.6 of the FTSE UK Index Series Guide to Calculation Method for the Median Liquidity Test, v2.9 October 2024, lists volumes trading on the following venues which will be aggregated for the purpose of the liquidity test; The London Stock Exchange, CBOE CXE, CBOE BXE and CBOE OTC.

Enquiries

Corporate broker, joint sponsor and joint financial adviser BNP Paribas: Virginia Khoo virginia.khoo@uk.bnpparibas.com

Corporate broker, joint sponsor and joint financial adviser Deutsche Numis: Lewis Burnett lewis.burnett@dbnumis.com

General Counsel and Company Secretary: Clare Wardle secretariat@ccep.com

Investor Relations: Sarah Willett sarah.willett@ccep.com

Media: ccep@portland-communications.com

Forward-Looking Statements

This announcement contains statements, estimates or projections that constitute "forward-looking statements" concerning the financial condition, performance, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words "ambition", "target", "aim", "believe", "expect", "intend", "estimate", "anticipate", "project", "plan", "seek", "may", "could", "would", "should", "might", "will", "forecast", "outlook", "guidance", "possible", "potential", "predict", "objective" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections including that there can be no assurance whether or when our ordinary shares will meet the Liquidity Test or be admitted to FTSE UK Index Series. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made.

Due to these risks, CCEP's actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP's share price. Additional risks that may impact CCEP's future financial condition and performance are identified in filings with the SEC which are available on the SEC's website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP's public statements may prove to be incorrect.

End.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 15, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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